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BB 3/30

06007129

:ATES
ANGE COMMISSION
).C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. D.C. 209 SECTION

SEC FILE NUMBER
8- 52780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Online Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 N. River Road
(No. and Street)

Waterville	OH	43566
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Overy 419-878-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mm 6/5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Overy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Online Brokerage Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
MARGARET WALKER
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
August 04, 2010

Notary Public

Kevin Overy Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Online Brokerage Services, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2005

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Online Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Online Brokerage Services, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Brokerage Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, has not yet reached monthly profitability, does not have a credit facility and is in the process of raising additional capital. These and other conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do include any adjustments that might result from the outcome of these uncertainties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira & Kolena, Ltd.

Toledo, Ohio
February 17, 2006

Online Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Current assets:	
Cash	$ 199,891
Accounts receivable:	
Clearing firms	364,278
Registered representative	5,242
Other, net of allowance for doubtful accounts of $2,400	10,000
	379,520
Prepaid expenses	83,430
Total current assets	662,841
Property and equipment:	
Equipment and software	285,241
Less accumulated depreciation	132,771
Net property and equipment	152,470
Other assets - deposits:	
Clearing firms	60,000
Other	13,500
	73,500
Total assets	$ 888,811
Liabilities and Stockholders' Equity	
Current liabilities:	
Note payable	$ 32,255
Accounts payable	35,749
Accrued liabilities:	
Commissions	254,051
401(k) contributions and payroll withholdings	10,142
Other	40,559
	304,752
Current portion of long-term debt	12,786
Total current liabilities	385,542
Long-term debt, net of current portion	57,910
Stockholders' equity:	
Common stock, no par value; 125,000 shares authorized, 94,639 shares issued	4,289,746
Treasury stock, 467 shares, at cost	(90,000)
Retained earnings (deficit)	(3,754,387)
Total stockholders' equity	445,359
Total liabilities and stockholders' equity	$ 888,811

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Operations

Year Ended December 31, 2005

Revenues:	
Commissions	$3,139,567
Rental income	10,000
Loss on disposal of equipment	(2,351)
Interest and other	20,648
Total revenues	3,167,864
Expenses:	
Commissions	1,876,522
Salaries and wages	763,238
Data charges	272,632
Professional fees	107,721
Office supplies	84,984
Payroll taxes	76,751
Licenses	61,579
Clearing charges	58,126
Rent	49,226
Insurance	53,115
Advertising	47,976
Travel and entertainment	46,812
Computer	42,601
Telephone	42,057
Depreciation	37,381
Maintenance	35,067
Miscellaneous	33,506
Postage and delivery	26,016
Employee benefits	16,060
Memberships	14,601
Utilities	13,846
State and local	14,999
Exchange fees	8,916
Interest	8,949
Compliance	4,379
Outside services	3,722
Training	3,000
Printing and reproduction	80
Total expenses	3,803,862
Net loss	$ (635,998)

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (635,998)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Depreciation	37,381
Loss on disposal of equipment	2,351
Changes in assets and liabilities:	
Accounts receivable	(59,464)
Prepaid expenses	44,934
Deposits	(12,500)
Accounts payable	15,881
Accrued liabilities	79,534
Net cash used in operating activities	(527,881)
Cash flows from investing activities:	
Capital expenditures	(47,512)
Net cash used in investing activities	(47,512)
Cash flows from financing activities:	
Proceeds from sale of common stock, net of commissions	529,800
Payments on note payable	(51,689)
Purchase of treasury stock	(40,000)
Payments on long-term debt	(7,267)
Net cash provided by financing activities	430,844
Net decrease in cash	(144,549)
Cash at beginning of year	344,440
Cash at end of year	$ 199,891
Supplemental cash flow disclosures:	
Cash paid during the period for interest	$ 6,002
Non-cash financing and investing transactions:	
Insurance premiums financed under note payable	$ 57,262
Property financed under capital lease obligations	$ 72,136

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2005

	Common Stock	Stock Subscription Receivable	Treasury Stock	Retained Earnings (Deficit)	Total
Balance at December 31, 2004	$3,884,946	$(125,000)	$ (50,000)	$ (3,118,389)	$ 591,557
Proceeds from sale of common stock	404,800	125,000			529,800
Purchase of treasury stock			(40,000)		(40,000)
Net loss				(635,998)	(635,998)
Balance at December 31, 2005	$4,289,746	$ -	$ (90,000)	$ (3,754,387)	$ 445,359

See accompanying notes to financial statements.

Online Brokerage Services, Inc.

Notes to Financial Statements

December 31, 2005

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Online Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and National Association of Securities Dealers. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio, although it is expanding nationwide with increased marketing efforts.

Basis of Presentation and Going Concern

As shown in the accompanying financial statements, the Company incurred a loss of $635,998 for the year ended December 31, 2005. While the Company has $199,891 of cash at December 31, 2005, the Company does not have a credit facility and has not achieved monthly profitability. These factors raise substantial doubt about the Company's ability to continue as a going concern at December 31, 2005. Management has developed a plan to increase revenue and achieve profitable operations. In addition, it may seek investors to provide additional capital in the future. The Company has increased revenue over the past year, expanded into new markets and has certain proprietary intellectual property which is not valued in the accompanying balance sheet. The ability of the Company to continue as a going concern is dependent on the success the plan. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if recorded on a trade date basis. Investment advisory fees are received quarterly but are recognized as revenue when earned.

Property and Equipment

Property and equipment is carried at cost. Depreciation of property and equipment, which includes amortization of capital leases, is computed using primarily the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years.

Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $47,976 for the year ended December 31, 2005.

1. Summary of Significant Accounting Policies - continued

Cash Equivalents and Concentration of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid investment securities with three months or less to be cash equivalents. The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

2. Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with National Financial, LLC ("National Financial") and Penson Financial Services, Inc. ("Penson") whereby customers' accounts are cleared and carried by these clearing organizations. The remaining agreements, which remain in effect unless written notice of termination in provided by either party, call for the Company to maintain deposit balances in accounts maintained by the respective clearing organizations at December 31, 2005, which are included in deposits in the accompanying statement of financial condition, as follows.

National Financial	$ 35,000
Penson	25,000
	$ 60,000

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. In addition, these obligations are guaranteed by certain shareholders/officers. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Long-Term Debt

Long-term debt at December 31, 2005 consists of the following:

Obligation under capital lease, due $981 monthly through December 2010 including interest at 11.5%, secured by equipment	$ 43,368
Obligation under capital lease, due $830 monthly through February 2010 including interest at 11.5%, secured by equipment	24,074
Obligation under capital lease, due $235 monthly through January 2007 including interest at 9.4%, secured by equipment	3,254
	70,696
Less current portion	12,786
	$ 57,910

The above leases are guaranteed by certain shareholders. Annual maturities of long-term debt at December 31, 2005 for the next five years are as follows: 2006 - $12,786; 2007 - $11,188; 2008 - $13,048; 2009 - $15,134 and 2010 - $5,754.

4. Capital Leases

The Company leases computer equipment under noncancelable lease classified as capital leases in property and equipment. Property and equipment includes cost of $80,712 and accumulated depreciation of $10,051 at December 31, 2005 related to this lease.

Future annual minimum lease payments under the capital lease obligation at December 31, 2005 are as follows:

2006	$ 21,902
2007	21,902
2008	19,079
2009	19,076
2010	12,388
Total minimum lease payments	94,347
Less amounts representing interest	23,651
Present value of net minimum lease payments, included in long-term debt	$ 70,696

5. Common Stock

During 2005, the Company offered for sale 24 units for $25,300 per unit, or a total of $607,200, under a Private Placement Memorandum (dated September 6, 2005), of which it sold 16 units for $404,800. Each unit represented 575 shares ($44 per share) of common stock with 9,200 shares sold. This offering will terminate on September 6, 2006. Also, in 2005, the Company received proceeds of $125,000 from the sale of 2,841 common shares under a prior offering. The Company also previously sold 82,131 shares of common stock under previous Private Placement Memorandums which had different terms, prices and conditions. At December 31, 2005, there are 94,172 shares issued and $4,289,746 of common stock sold, net of certain costs. In 2005, 347 shares were repurchased by the Company for $40,000. There are also 280 warrants outstanding to purchase 40 shares of common stock upon the occurrence of certain conditions at an exercise price of $250 per share. Upon subscription, each shareholder entered into a Stock Restriction Agreement which has certain transfer restrictions, including the prohibition of transfer for nine months following the purchase of the shares and provides that the shares of common stock must be offered to the Company and then to existing shareholders prior to any sale to a party outside the existing shareholder group. The Agreement provides that the Company or the existing shareholders have the option to purchase common stock at the offer price of the selling shareholder for cash or payable over four years with interest at 8%. The State of Ohio approved a portion of prior stock offerings for a State of Ohio tax credit equal to 25% of the amount invested for qualified investors under the Technology Investment Tax Credit Program. In January 2006, the Company received $202,400 from the sale of 4,600 shares of common stock under the September 6, 2005 offering.

In connection with the previously mentioned offerings, certain information was inadvertently omitted from the offering documents. In 2005, the Company was subject to a NASD examination which resulted in the Company executing a Letter of Acceptance, Waiver and Consent related to corrective actions taken regarding various alleged rule violations related to disclosure and notification requirements of self-offerings to investors and regulatory agencies and failure to prepare and maintain a written Anti-Money Laundering Compliance Program. The Company has consented to certain sanctions including a $37,500 fine that was partially paid in 2005 and the remaining amount of approximately $19,000 (with interest at 8.75%) is reflected as an accrued liability at December 31, 2005. The Company has remedied the situation by taking various corrective actions, including temporarily ceasing its fund raising activities. Management believes that the Company does not have any future liability as a result of these matters.

6. Income Taxes

The federal income tax provision differs from the amount computed under the statutory rates due principally to certain expenses which are not deductible for federal income tax purposes, applying deferred income taxes at the lowest marginal tax rate, and recording a valuation allowance related to deferred tax assets. Deferred income taxes are recorded using the asset and liability approach to recognize assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

6. Income Taxes - continued

At December 31, 2005, deferred income taxes are related to the following:

Deferred income tax assets:	
Net operating loss carryforwards	$ 555,000
Organization costs	1,000
Total deferred income tax assets	556,000
Valuation allowance	(556,000)
Net deferred income tax asset	$ -

At December 31, 2005, the Company has net operating loss carryforwards of approximately $3,100,000 which expire through the year 2025. However, since the ultimate realization of net deferred income tax assets is dependent upon the generation of future taxable income, among other things, net deferred tax assets have been reduced by a valuation allowance of $556,000 at December 31, 2005. The valuation allowance increased by approximately $90,000 in 2005 to offset an equivalent deferred tax benefit related to the net operating loss carryforward applied at the lowest marginal tax rate.

7. Related Party Transactions and Lease Commitments

The Company leases office space under a month-to-month operating lease from a company affiliated to the Company as it is owned by a registered representative and shareholder. Total rent expense under this lease for 2005 was approximately $48,000. In addition, the Company uses certain equipment and software that is owned by an affiliated company, Midwest Trades, LLC ("Midwest Trades") and paid a fee of $18,000 which was expensed in 2005.

In January 2006, the Company entered into a long-term lease for a new office facility with a related party, Overy-Campbell Properties, LLC ("Properties"). This lease requires monthly payments of $12,500 through December 2016. Future annual minimum rentals under these and other long-term leases total $1,500,000 and are as follows: 2006 - $150,000; 2007 - $150,000; 2008 - $150,000 2009 - $150,000 ; 2010 - $150,000; and 2011 and thereafter - $750,000.

In December 2003, the Financial Accounting Standards Board (FASB) issued revised FASB Interpretation 46 (FIN 46), "Consolidation of Variable Interest Entities" which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The consolidation requirements of FIN 46 apply to variable interest entities for fiscal years beginning after December 15, 2004. The Company has adopted FIN 46 in these financial statements and has determined that through its relationships with Properties and Midwest Trades they are considered to be variable interest entities. The Company has also determined that it is not the primary beneficiary of Properties and Midwest Trades. As a result of its business arrangements and lease agreement with these entities, management does not expect the Company to absorb any losses related to other operating activities of these entities.

8. 401(k) Plan

The Company has a 401(k) Plan which covers all employees who meet eligibility requirements. The Plan provides for a matching Company contribution up to a maximum amount of 3% of an employee's compensation. The Company contributed approximately $16,000 to the plan for the year ended December 31, 2005.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 at December 31, 2005 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. Under an arrangement with a clearing organization, the Company is required to maintain $60,000 of net capital. The Company had net capital of $177,533 and an aggregate indebtedness ratio of 2.17 to 1 at December 31, 2005.

10. Registered Investment Advisor Subsidiary

In November 2005, the Company formed OBS Financial Services, Inc. ("OBS"), a wholly-owned subsidiary of the Company, which will operate as a registered investment advisor for its clients which were transferred from the Company, effective January 1, 2006. No assets or liabilities were transferred to OBS or business activity occurred in 2005. It is anticipated that certain expenses will be allocated to OBS via an expense sharing agreement which has not yet been finalized.

SUPPLEMENTAL INFORMATION

Online Brokerage Services, Inc.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2005

(See Independent Auditors' Report)

Net capital:	
Total stockholders' equity	$ 445,359
Deductions of nonallowable assets:	
Prepaid expenses	83,430
Other unsecured receivables	18,426
Other assets	13,500
Net property and equipment	152,470
Total deductions	267,826
Net capital	$ 177,533
Aggregate indebtedness	$ 385,542
Computation of basic net capital - minimum net capital required	$ 50,000
Excess net capital	$ 127,533
Ratio - aggregate indebtedness to net capital	2.17 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31):	
Net capital as reported in Company's Part II (unaudited)	$ 217,444
Increase in accounts payable	(34,445)
Increase in accrued liabilities	(1,714)
Additional depreciation expense and record equipment disposal	(3,752)
Net capital per above	$177,533

Online Brokerage Services, Inc.

Computation For Determination of
Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

(See Independent Auditors' Report)

Online Brokerage Services, Inc. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Online Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Online Brokerage Services, Inc. for the for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Online Brokerage Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not and should not be used for any other purpose.

Mira & Kolena, Ltd.

Toledo, Ohio
February 17, 2006

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Online Brokerage Services, Inc.

Address: 103 N. River Rd.
Waterville, OH 43566

Telephone: 419-878-1900

SEC Registration Number: 008-52780

NASD Registration Number: 104281

(ii) Accounting Firm

Name: Mira + Kolena, Ltd.

Address: 4841 Monroe St., Suite 350
Toledo, OH 43623
Telephone: 419-474-5020

Accountant's State Registration Number: 43623-037

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
December	31	2005

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____

(✓) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: Kevin M. Overy

Name: Kevin M. Overy

(By Firm's FINOP or President)

Title: CFO Date: 2/28/06